SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ------------

                                SCHEDULE 13D
                               (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                            POINTE FINANCIAL CORP.
         ------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, par value $.01
         ------------------------------------------------------------
                        (Title of Class of Securities)


                                 73084P100
         ------------------------------------------------------------
                               (CUSIP Number)


                               Barbara Wortley
                           456 Alexander Palm Road
                         Boca Raton, Florida 33432
         ------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                            September 21, 2001
         ------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
                           the following box |_|.


      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
      13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)



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     (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 2,038,963 ISSUED AND OUTSTANDING.



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CUSIP No. 73084P100      SCHEDULE 13D
----------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Barbara Wortley          Social Security Number: ###-##-####

----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a)  [_]
                                           (b)  [_]
----------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
----------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                         [_]
----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
----------------------------------------------------------------------
             7    SOLE VOTING POWER
                  106,825
          ------------------------------------------------------------
NUMBER OF    8    SHARED VOTING POWER
SHARES            5.2%
BENEFICIALLY
OWNED BY  ------------------------------------------------------------
EACH         9    SOLE DISPOSITIVE POWER
REPORTING         106,825
PERSON
WITH      ------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER
                  5.2%
----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     106,825
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]
----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 5.2%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
----------------------------------------------------------------------

Item 1. Security and Issuer
        -------------------

     The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Shares"), of POINTE FINANCIAL CORP., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21845 Powerline Road, Boca Raton, Florida 33433.

Item 2. Identity and Background
        -----------------------

     This statement is being filed by a Barbara Wortley, 456 Alexander Palm Road, Boca Raton, Florida 33432. Ms. Wortley occupation is administrative assistant to President and CEO of Liberty Research, Waverly, New York. During the past five years, Ms. Wortley has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Ms. Wortley is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     Ms. Wortley purchased the shares on the open market from December 29, 1999 to August 23, 2001. Ms. Wortley used personal funds to make these purchases.


Item 4. Purpose of Transactions
        -----------------------

     Investment purposes.


Item 5. Interest in Securities of the Issuer
        -----------------------------------

     At September 20, 2001, the aggregate number of shares held of record by Ms. Wortley were 106,825 or approximately 5.2% of the Issuer's issued and outstanding Shares.

     Ms. Wortley possesses sole voting and dispositive power as to the 106,825 shares of the Issuer's Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -------------------------------------------------------------

     None.


Item 7. Material to be Filed as Exhibits
        --------------------------------

     None.



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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: September 25, 2001               By:/S/Barbara Wortley
                                           ------------------
                                           Barbara Wortley



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